July 28, 2006	Writer’s Direct Contact
213/892-5290
ASussman@mofo.com
By Facsimile and Overnight Delivery
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:      Smith Micro Software, Inc.
          Registration Statement on Form S-3 (File No. 333-134611)
Dear Ms. Jacobs:
On behalf of Smith Micro Software, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 (File No. 333-134611) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2006.
The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated June 16, 2006. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.
1. Comment: Please supplementally confirm that none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.
Response: The Company supplementally confirms that none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.
2. Comment: Please disclose the natural persons who control the voting and/or dispositive power over the shares held by those selling stockholders which are not natural persons. Please see Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Barbara C. Jacobs
July 28, 2006
Page Two
Response: In response to the Staff’s comment, the Company has provided additional disclosure as requested.
3. Comment: We note that you provide only a partial definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e). Please provide the entire definition specified in that Rule, i.e., that the disclosure controls and procedures are effective in ensuring that the information required to be disclosed is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms and is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officer as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may cite to the Exchange Act rule without reciting the rule itself. Please confirm your understanding and provide us with a representation that you will confirm your disclosure to the rule in future filings.
Response: The Company respectfully notes the Staff’s comment and supplementally confirms that it will conform its disclosure to Exchange Act Rule 13a-15(e) in future filings.
Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5290 or Charles C. Kim at (213) 892-5742.
Very truly yours,
/s/ Allen Z. Sussman
Allen Z. Sussman

cc:	Hugh Fuller — Securities and Exchange Commission
William W. Smith, Jr. — Smith Micro Software, Inc.
Andrew C. Schmidt — Smith Micro Software, Inc.